Top Plus Series of Variable Annuities

The Ohio National Life Insurance Company

Ohio National Variable Account A

Ohio National Variable Account B

Supplement dated December 29, 2021

to the Prospectus dated May 1, 2019 and

Update Notice dated May 1, 2021

The following supplements and amends the prospectus dated May 1, 2019, as previously supplemented, and the Update Notice, dated May 1, 2021, as previously supplemented. Please read this supplement in conjunction with your prospectus and retain it for future reference. Capitalized terms used herein have the same definitions as in your prospectus.

Appendix A – Funds Available Under the Contract

As of December 31, 2021, all references to “Goldman Sachs Global Trends Allocation Fund” are deleted and replaced with “Goldman Sachs Trend Driven Allocation Fund.”